

September 9, 2022

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People's Republic of China, 361021

>   **Re: EPWK Holdings Ltd.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted August 12, 2022**
>   **CIK No. 0001900720**

Dear Mr. Huang:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted August 12, 2022

Cover Page

1.   Please revise your cover page to clearly disclose that you are not a Chinese operating company, but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the

Chinese operating company.

2. We note your disclosure on the cover page regarding the legal and operational risks associated with the VIE's operations in China. Please expand this discussion to acknowledge that all of your operations in China are subject to such legal and operational risks, and to discuss the legal and operational risks associated with your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE, as you currently do throughout your prospectus. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

4. Please revise to disclose your intentions to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

5. With respect to cash transfers, please revise your disclosure to including the following:

   • Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

   • Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

   • To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary, page 1

6.   We note your statement that you operate "the second largest online marketplace in terms of revenue according to the F&S report to enable businesses (buyers) and service providers (sellers) to find each other." Please revise to disclose here, as you do on page 105, that there are three other competitors in this space and disclose your revenue and the revenue of the largest online marketplace. Additionally, we note your statement on page 3 that you are "one of the only two comprehensive crowdsourcing platform is China." Please disclose which of your three competitors also operates a comprehensive crowdsourcing platform in China.

7.   Please revise to clearly define what "gross merchandise volume" represents and to state that gross merchandise volume is not your revenue and it is not included in your statement of operations. Also, we note your table on page 1 that presents "Gross Merchandise Value." Clarify for us and in your filing what this represents. If it is the same as "Gross Merchandise Volume," use one term or the other.

8.   Please revise to define important key terms such as:

   •   registered users;

   •   active registered users;

   •   paid members; and

   •   daily inquiries.

9.   We note your statement on page 3 and 108 that "[o]ur skilled team uses a combination of the latest technology, data science, and product features to make our platform a trusted online marketplace to get work done." Please revise to elaborate on the latest technology, data science, and product features used and explain how that in turn makes you a trusted online marketplace.

10.   We note the agreements that sellers and buyers are required to enter into, including the EPWK Platform Service Agreement, the Registration Agreement, the Task Submission and Publication Agreement, the Online Store Agreement, and the Security Agreement for sellers and the User Agreement, the Payment Agreement, and the Account Registration Agreement for buyers and sellers. Please revise to provide a short summary of the material terms of each agreement, and tell us what consideration you have given to filing them as exhibits per Item 601(b) of Regulation S-K.

Our VIE Structure, page 6

11.   Please revise to clearly identify the entity in which investors are purchasing their interest and the entity(ies) in which your operations are conducted. Also revise your statement

that "the economic interest in and the power over the EPWK VIE are based on contractual agreements and are not equivalent to equity ownership" to explain how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Finally, revise to clarify the challenges you may face in enforcing the contractual agreements relating to the VIE due to legal uncertainties and jurisdictional limits.

12.   Here and throughout the prospectus, please refrain from implying that the contractual agreements related to the VIE structure are equivalent to equity ownership in the business of the VIE; revise to limit any references to control or benefits that accrue to you because of the VIE to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP; clarify that you are the primary beneficiary of the VIE for accounting purposes; disclose, if true, that the VIE agreements have not been tested in a court of law; and revise to eliminate references to "our VIE" and similar statements.

13.   In the second paragraph under this heading, please revise to state clearly that for the six month period ended December 30, 2021 and the year ended June 30, 2020 you had a net loss.

<u>Permission Required from the PRC Authorities for The VIE's Operation, page 10</u>

14.   We note your statement that you, your subsidiaries and the VIE are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the <u>VIE's operation</u>. Please revise to clarify whether you, your subsidiaries or the VIE are required to obtain permissions or approvals, including from the CSRC or CAC, to operate your business and to offer securities being registered to foreign investors. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally:

- If you relied on the opinion of counsel in determining whether you, your subsidiaries, or the VIE are required to obtain permission or approval from the PRC authorities including the CSRC or CAC, counsel should be named and a consent of counsel filed as an exhibit.

- If you did not rely on the opinion of counsel, please state as much and explain why such an opinion was not obtained. Also, discuss how you came to the conclusion that permissions and approvals are or are not required, why that is the case, and the basis on which you made such determinations.

- Reconcile your disclosure on page 10 that no permissions or approvals are required with your disclosure on page 17.

- Expand your disclosure regarding permissions and approvals to include requirements under Hong Kong law, as applicable. Refer also to comment 55 below.

Financial Significance of VIEs, page 11

15. You state on page 11 the financial information on pages 12 through 15 is of your VIE and its subsidiaries that was included in the consolidated financial statements. We note the filer and parent company "EPWK Holdings LTD." was not created until March 2022. Please explain to us the relevance and continuing effect of presenting here the equity and per share amounts of the VIE entity as those of the parent. Also, explain to us your consideration of presenting pro forma information in accordance with Rule 11 of Regulation S-X to conform the equity and per share amounts of the VIE to those expected for the parent upon completion of the offering.

Asset Transfer Between VIE and Other Consolidated Entities, page 16

16. We note your disclosure regarding the transfer of cash and assets on pages 16 and 17. Please include cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please revise to include the disclosure requested in comment 5 above.

Summary of Risk Factors, page 18

17. Please include a summary risk factor that discusses the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Include a risk factor regarding the enforcement of laws, and that rules and regulations in China can change quickly with little advance notice. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include cross-references to the relevant individual detailed risk factor.

Holding Foreign Companies Accountable Act, page 23

18. You state that you "believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021." Please state definitively whether or not your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Make the same statement on page 49.

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries, page 25

19.   We note your Selected Condensed Consolidating Statements of Operations. Please revise to include a separate column for the WFOE. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.

Risk Factors
"Because we are an offshore holding company and our business was conducted through VIE Agreements ... ", page 43

20.   We note the last paragraph of this risk factor. Please clearly acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIE that conducts all or substantially all of your operations.

"A recent joint statement by the SEC and the Public Company Accounting Oversight Board ... ", page 48

21.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Additionally, we note your statement on page 49 that "[t]he Company's auditor, Friedman LLP, is based in New York, New York, and therefore is not affected by this mandate by the PCAOB." However, it appears that your auditor is WWC Professional Corporation. Please revise to reconcile.

"Since Mr. Guohua Huang will be able to exercise more than 60% of the total voting power ... ", page 65

22.   Please revise this risk factor to explain, in detail, the nature of the disparate voting rights, including the number of votes per share for each of your Class A and Class B Ordinary Shares. Also, please revise to acknowledge that any future issuance of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

Enforcement of Civil Liabilities, page 69

23. In an appropriate place in your prospectus, for example in the section titled "Enforceability of Civil Liabilities" on page 69, please name the directors, officers, and members of senior management located in the PRC/Hong Kong. Also in this section, please discuss the enforceability of civil liabilities in Hong Kong.

Capitalization, page 73

24. Please revise this section to reflect your Class B Ordinary Shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

25. In the narrative here and elsewhere as appropriate in the filing, please present all currency amounts in U.S. dollars for consistency with the basis of the amounts reported in the financial statements.

Overview, page 80

26. We note your statement that "[d]uring the past three years from 2019 to 2021, our platform enabled RMB 5.39 billion (approximately US$ 837 million) of GMV across 2.23 million projects between 15.33 million sellers and 7.67 million buyers from all 32 provinces in China." Please revise to also provide this information separately for each of the past three years.

27. We note your statement that "[a]s shown in the figure below, we have been able to maintain an annual growth rate of about 30% since 2015." Please revise this statement to acknowledge the growth rate of 2.69% in 2020.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 82

28. We note your statement that "due to the impact of coexisting with the pandemic ... micro, small and medium-sized enterprises are relatively cautious about paying for online task services." Please discuss any steps you are taking to mitigate adverse impacts to your business.

Results of Operations , page 90

29. The table on page 90 does not set forth a summary of your consolidated results of operations for the periods presented, both in absolute amounts and as percentages of your total revenues, as stated on page 89. Please revise accordingly.

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020
Interest expenses, page 93

30. You state there was no interest expense in 2021, according to the US GAAP rules. We

note as of June 30, 2021 you had long term bank loans of $464,763. Please explain to us why you had no interest expense for the year ended June 30, 2021, and what you mean by "according to US GAAP rules."

Liquidity and Capital Resources
Operating Activities, page 94

31. In the second paragraph under this heading, you reference "RMB -4.7 million for the six months ended December 31, 2020." The amount presented on the statement of cash flows for this period is a positive amount. Also, the last paragraph under this heading appears to refer to cash used in operating activities for the 2021 and 2020 annual periods, whereas the statement of cash flows for these periods shows cash provided. Please reconcile and revise your disclosures as appropriate.

Inflation, page 98

32. We note your disclosure here references the consumer price index for December 2018, 2019, and 2020. Please update this disclosure to reflect more recent time periods and revise your disclosure here and in the risk factors, if applicable, to reflect any impact that inflation has had or may have on your business.

Industry, page 102

33. We note that certain key information in this section is provided as of 2020. Please revise to include more recent information.

34. We note your statements that "crowdsourcing presents a promising future in helping businesses think about solving some of their most complex problems" and "the number of entrepreneurs in China is growing exponentially, causing a fierce competitive environment." Please provide a source for these statements or characterize them as management's beliefs. Additionally, we note your statement that "[c]rowdsourcing platform generally obtains profit through value added services such as task on top, or VIP shop." Please define "task of top" and "VIP shop" in this context.

35. In the section titled "Development Trends of China Crowdsourcing Platform Market," please disclose who has identified such trends (i.e. management or otherwise).

Business, page 106

36. Please elaborate on the following aspects of your business:

- define "mini programs";

- describe the "proprietary data" that you use in your search algorithms;

- describe the seller application process to join your platform; and

- explain your "seller-task-tag tripartite graph and patented implicit factor model recommendation algorithm" and how that leads to minimizing information overload problems on your platform.

37. We note that you use the industry leader Esignbao for electronic contract services and that you work with Xiamen International Bank to hold and release funds. To the extent that agreements with either of these companies represent material contracts, please file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

38. We note the "Buyer Stories" on pages 113-115 and the "Seller Stories" on pages 119-123. If any third party was compensated or received a discount for providing a testimonial, please disclose this fact.

39. We note your statement on page 108 that "[i]n the event no settlement can be reached, we may notify the third party escrow to freeze the fund and release only until a court order is issued." Please quantify the amount of funds that are currently held under an escrow freeze and disclose whether such amounts are typical for your operations.

Data Security and Privacy, page 124

40. If applicable, please revise this section to discuss the potential impact of the CAC and CSAC on your data security and privacy considerations.

Audit Committee, Compensation Committee, and Nominating Committee and Corporate Governance Committee, page 137

41. If applicable, please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks.

Compensation of Directors and Executive Officers, page 137

42. Please update this disclosure for your most recently completed fiscal year.

Principal Shareholders, page 140

43. Please revise footnotes 9 and 10 to identify the natural persons with voting and/or dispositive control of the shares held by JMCT Investment Limited and Xiamen Xinglin Construction and Development Co, Ltd.

Related Party Transactions, page 141

44. We note that the information provided in this section is as of December 31, 2021. Please revise to reflect information that is up to the date of the prospectus. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.

Description of Share Capital, page 143

45. We note that the holders of Class B Ordinary Shares are able to hold their shares for any

period of time. Please revise your risk factor disclosure to reflect this provision.
However, we also note that the Class B Ordinary Shares are subject to certain mandatory
automatic conversions. Please revise to describe the circumstances under which such
mandatory automatic conversions would occur.

Financial Statements, page F-1

46.   The annual and interim period financial statements are indicated as being for "EPWK
International LTD". It appears this entity is not included in the organization chart on page
6. The notes to the annual and interim period financial statements are indicated as being
for "EPWK Holdings Ltd." The auditor's review report for the interim period financial
statements states the financial statements are for "EPWK Holdings Ltd.," whereas the
auditor's audit report for the annual period financial statements states the financial
statements are for "EPWK Holdings Limited." The organization chart shows EPWK
Holdings LTD. and EPWK Holdings Limited are separate entities, with EPWK Holdings
LTD. as the parent. Please clarify throughout the filing the entity (with consistent naming
thereof and reference thereto) to which the financial statements pertain. Also, clarify
whether "EPWK Holdings Ltd." and "EPWK Holdings LTD." are the same or different
entities. If the same, provide consistent reference thereto. If different, revise the
organization chart accordingly to show both entities. Additionally, explain to us what the
entity "EPWK International LTD" represents.

47.   In "Corporate Structure" of note 1. Organization and Principal Activities to the annual and
interim period financial statements, please clearly distinguish the entities that are your
subsidiaries and those of EPWK VIE. Clarify if "EPWK Hong Kong Limited" referred to
in these notes is the same or different from "EPWK Holdings Limited" shown in the
organization chart on page 6. Also, the organization chart shows the entity "EP Zhishang
(Xiamen) Network Technology Co. Ltd" without reference in these notes. Discuss the
status and purpose of this entity. Additionally, for acronyms used to refer to entities in
these notes and elsewhere in the filing, include such in the organization chart for ease of
cross reference.

Annual Financial Statements
Statements of Operations and Comprehensive Loss, page F-37

48.   We note "Subsidy Income" is material to your results of operations but there is no
disclosure in the notes to the financial statements of what this represents, how it is
determined and how it is accounted for. Please revise as appropriate.

Annual Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue recognition, page F-49

49.   Please tell us and revise to disclose how and when you recognize revenue for shared office

rental and management revenue.

(n) Cost of revenue, page F-51

50. You disclose a majority of the company's revenue is derived from rendering services to varied service providers to generate greater exposure, brand recognition, and connection to users through its online platforms. Please tell us whether or not you include any costs related to operating and maintaining your platforms within cost of revenues.

(w) Segment reporting, page F-54

51. You determined that you operate in two operating segments: (1) product segment and others, and (2) services segment. You further state that "Revenue, net loss and assets of the services segment are less than 10% of their respective consolidated totals, therefore the Company does not present reportable segments." However, per the disaggregated revenue information in note (m) "Revenue Recognition" on page F-17, it appears revenues from services are greater than 10% of consolidated revenues. Please clarify for us the basis for your reportable segment determination.

Note 11. Taxation, page F-60

52. It appears your deferred tax assets and liabilities consist solely of net operating loss carryforwards. Please confirm to us whether or not temporary differences exist with any of your assets, liabilities, leasing arrangements or any items within your results of operations.

Note 13. Operating Leases, page F-61

53. It appears from your revenue disclosures subleasing revenue is material to your results. Please tell us your consideration regarding disclosure of subleases pursuant to ASC 842-20-50-3.

General

54. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

55. In the definition of China/the PRC or in appropriate discussions of legal and operational risks, please revise to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. In addition, disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign

investment or list on a U.S./foreign exchange. Also include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Fang Liu, Esq.